Exhibit 99.1

Adecoagro announces the filing of its form 20-F for fiscal year 2025

LUXEMBOURG, April 29, 2026 / PRNewswire/ -- Adecoagro S.A. (the “Company”) (NYSE: AGRO), a leading sustainable production company in South America, hereby announces the filing of its Form 20-F for the fiscal year ended December 31, 2025, with the Securities and Exchange Commission (the “SEC”).

The Company’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the “Investors” section of the Company’s website at www.adecoagro.com. In addition, shareholders may receive a hard copy of the Company’s audited financial statements, or its complete 2025 Form 20-F including audited financial statements, free of charge, by requesting a copy from the investor relations team.

For questions please contact:

Victoria Cabello
IR Officer
Email: ir@adecoagro.com

Additional information about the Company can be found in the “Investors” section on the website at www.adecoagro.com.

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces 1.3 million tons of fertilizers, 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.